Exhibit 99.1

Press Release
LABOPHARM ANNOUNCES PROPOSED PUBLIC OFFERING OF UNITS

LAVAL, Québec and PRINCETON, NJ (February 11, 2010) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has commenced an underwritten public offering of up to US$20,000,000 of units, with each unit to be comprised of one common share and a warrant to purchase a portion of a common share.  The offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada. The number of units to be issued, the price of each unit, the portion of a common share underlying each warrant and the exercise price per warrant will be determined at the time of pricing the offering.

Deutsche Bank Securities will act as sole book-running manager for the offering and Canaccord Adams will act as co-manager for the offering. The Company expects to grant the underwriters participating in the offering a 30-day option to purchase up to an additional 15 percent of the number of common shares and warrants underlying the units sold pursuant to the offering to cover over-allotments, if any. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.  This offering is being made only by means of a preliminary prospectus supplement and accompanying final short form base shelf prospectus. Copies of the prospectus relating to this offering, when available, may be obtained by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements which reflect the Company's current expectations regarding future events, including statements concerning the Company’s expectations related to the timing and closing of the offering of units. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control, including risks and uncertainties relating to the pricing and completion of the contemplated offering of units. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc.

For more information, please contact:
At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com